UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number: 001-14930

HSBC Holdings plc

8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F ☒   Form 40-F ☐

This Report on Form 6-K is hereby incorporated by reference in the following HSBC Holdings plc registration statement: file number 333-277306

HSBC Holdings plc (the “Registrant”) hereby incorporates by reference the following exhibits to this report on Form 6-K into its registration statement: file number 333-277306.

Exhibit No.	Description of Document

4.1	First Supplemental Indenture to the Contingent Capital Securities Indenture, dated September 17, 2014, incorporated herein by reference to Exhibit 4.1 to the Registrant’s Form 6-K (File No. 001-14930) dated September 17, 2014.

4.2	Second Supplemental Indenture to the Contingent Capital Securities Indenture, dated September 17, 2014, incorporated herein by reference to Exhibit 4.2 to the Registrant’s Form 6-K (File No. 001-14930) dated September 17, 2014.

4.3	Third Supplemental Indenture to the Contingent Capital Securities Indenture, dated March 30, 2015, incorporated herein by reference to Exhibit 4.2 to the Registrant’s Form 6-K (File No. 001-14930) dated March 30, 2015.

4.4	Fourth Supplemental Indenture to the Contingent Capital Securities Indenture, dated June 1, 2016, incorporated herein by reference to Exhibit 4.1 to the Registrant’s Form 6-K (File No. 001-14930) dated June 1, 2016.

4.5	Fifth Supplemental Indenture to the Contingent Capital Securities Indenture, dated May 22, 2017, incorporated herein by reference to Exhibit 4.1 to the Registrant’s Form 6-K (File No. 001-14930) dated May 22, 2017.

4.6	Sixth Supplemental Indenture to the Contingent Capital Securities Indenture, dated March 23, 2018, incorporated herein by reference to Exhibit 4.6 to the Registrant’s Form 6-K (File No. 001-14930) dated March 23, 2018.

4.7	Seventh Supplemental Indenture to the Contingent Capital Securities Indenture, dated March 23, 2018, incorporated herein by reference to Exhibit 4.7 to the Registrant’s Form 6-K (File No. 001-14930) dated March 23, 2018.

4.8	Ninth Supplemental Indenture to the Contingent Capital Securities Indenture, dated December 17, 2020, incorporated herein by reference to Exhibit 4.8 to the Registrant’s Form 6-K (File No. 001-14930) dated December 17, 2020.

4.9	Tenth Supplemental Indenture to the Contingent Capital Securities Indenture, dated March 9, 2021, incorporated herein by reference to Exhibit 4.9 to the Registrant’s Form 6-K (File No. 001-14930) dated March 9, 2021.

4.10	Fourteenth Supplemental Indenture to the Contingent Capital Securities Indenture, dated September 11, 2024, incorporated herein by reference to Exhibit 4.10 to the Registrant’s Form 6-K (File No. 001-14930) dated September 11, 2024.

4.11	Seventeenth Supplemental Indenture to the Contingent Capital Securities Indenture, dated February 27, 2025.

5.1	Opinion of Cleary Gottlieb Steen & Hamilton LLP, special US counsel to the Registrant, dated February 27, 2025.

5.2	Opinion of Cleary Gottlieb Steen & Hamilton LLP, special English counsel to the Registrant, dated February 27, 2025.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

Date: February 27, 2025	By:	/s/ James Murphy
	Name:	James Murphy
	Title:	Global Head of Markets Treasury

[Signature Page to Form 6-K]